FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of August 2003

                        Commission File Number 001-11005

                             ARACRUZ CELLULOSE S.A.

                 (Translation of Registrant's name into English)


                 Rua Lauro Muller 116-21(degree) Andar, Botafogo
                        Rio de Janeiro, 22299-900 Brazil
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X         Form 40-F
                                  ---                  ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No X
                                   ---        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ARACRUZ CELULOSE S.A.
                                                 (Registrant)


Date:    August 12, 2003                    By:   /s/ Carlos Augusto Lira Aguiar
                                                 -------------------------------
                                            Name:     Carlos Augusto Lira Aguiar
                                            Title:    Chief Executive Officer

                                  EXHIBIT INDEX
                                  -------------


99.1 Consolidated Second Quarter 2003 Results stated in U.S. dollars according to U.S. GAAP.

99.2 Press Release announcing the closing of a $400 million export receivables security financing transaction.